Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

FOR IMMEDIATE RELEASE

CME and CBOT to Merge, Creating $25 Billion Premier Global Derivatives Exchange

CHICAGO, Oct. 17, 2006 – Chicago Mercantile Exchange Holdings Inc. (NYSE, NASDAQ: CME) and CBOT Holdings, Inc. (NYSE: BOT) today announced they have signed a definitive agreement to merge the two organizations to create the most extensive and diverse global derivatives exchange. The combined company, to be named CME Group Inc., a CME/Chicago Board of Trade Company, is expected to transform global derivatives markets, creating operational and cost efficiencies for customers and exchange members, while delivering significant benefits to shareholders. Corporate headquarters of the combined organization will remain in Chicago.

The combined company will bring together two proven industry-leading innovators to create a single company, strengthening its ability to grow in an increasingly competitive environment. With leading global derivatives trading in all major asset classes, the combined company will provide one of the world’s most liquid marketplaces, with average daily trading volume approaching 9 million contracts per day, representing approximately $4.2 trillion in notional value. The combined company will provide customers efficient, global access to a wide array of benchmark exchange-traded derivatives based on U.S. interest rate yield curve, equity indexes, foreign exchange, agricultural and industrial commodities, energy and alternative investment products such as weather and real estate.

Transaction Structure

CBOT stockholders will have the right to receive 0.3006 shares of CME Class A common stock per share of CBOT Class A common stock (the exchange ratio) or to elect an amount in cash per share equal to the value of the exchange ratio based on a ten day average of closing prices of CME common stock at the time of the merger. The cash portion of the consideration is subject to a $3 billion aggregate limit and will be subject to proration if cash otherwise payable would exceed that limitation. If no stockholders elect to receive cash, stockholders of CME and CBOT would own approximately 69 percent and 31 percent of the combined company, respectively, and CME would issue approximately 15.9 million shares. Based on the closing stock prices of CME and CBOT on October 16, 2006, the last trading day

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prior to the announcement of the merger, the combined company is valued at $25 billion (CME equity $18 billion; CBOT equity $7 billion). The merger will not impact core trading rights or membership or clearing privileges at either exchange. The cash portion will be financed through cash on hand and debt financing, if necessary.

The combination is expected to be accretive to earnings in 12 to 18 months post close. We expect pre-tax cost savings of more than $125 million beginning in the second full year following the closing.

Governance

When the merger is completed, Terrence A. Duffy, Chairman of CME, will become Chairman of the combined organization. Charles P. Carey, Chairman of CBOT, will become Vice-Chairman of the combined organization. Craig S. Donohue, Chief Executive Officer of CME, will become Chief Executive Officer of the combined organization. Bernard W. Dan, Chief Executive Officer of CBOT, will remain in his current position focusing on overseeing CBOT’s activities, products, and customers until the transaction is complete, at which time he will serve as Special Advisor to the combined company for one year. The Board of Directors of the combined company initially will be comprised of 29 directors, 20 directors designated by CME and 9 directors by CBOT.

“We are very pleased to announce this strategic merger today,” said CME Chairman Terry Duffy. “We have enjoyed a strong, productive relationship with CBOT for a number of years, including our historic clearing agreement in 2003 in which CME began clearing all CBOT trades. This merger takes us to the next level in the evolution of our high-growth business. We now will be able to combine the capabilities and best practices of both organizations – establishing an even stronger, more competitive position than either could achieve individually. I am personally very proud to have this opportunity to work so closely with our counterparts at CBOT to complete this momentous transaction for the benefit of our customers and shareholders.”

“This is a landmark agreement for our companies, our industry and the city of Chicago,” said Charlie Carey, CBOT Chairman. “Since CBOT began offering the world’s first agricultural futures contracts in 1848, we have been at the forefront of derivatives trading. By combining our leading institutions, we will be better positioned to continue our traditions of innovation and leadership. As a single entity, we will be the world’s premier financial marketplace in terms of product breadth, global reach and market capitalization and ensure that Chicago remains the center for risk management worldwide.”

“Growth in the global derivatives industry is accelerating and new competitors are emerging in exchange, over-the-counter and other unregulated markets,” said Craig Donohue, CME Chief Executive Officer. “As a combined company, we will be better positioned to capitalize on these trends and compete more effectively as our industry continues to transform. We have consistently said that we would focus our merger and acquisition efforts on infrastructure cost savings opportunities in order to create value for our customers and shareholders. This merger will allow us to offer our diverse product set on the CME Globex trading platform and to facilitate all open outcry trading on CBOT’s trading floor, while clearing all transactions through CME Clearing. As a result, customers will benefit from the broadest range of distinct products, increased efficiencies and unsurpassed liquidity.”

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“Our merger with CME lays a strong foundation for the continued growth of our combined company,” said Bernie Dan, CBOT Chief Executive Officer. “We are bringing together CBOT’s benchmark products, global distribution and customers with CME’s already diverse product portfolio and developed global relationships to bring added value to our combined customers. We are committed to working with CME’s leadership to close this transaction and unlock the tremendous potential we believe the combined company will deliver to its shareholders.”

Strategic Benefits of the Transaction

•	Accretive Transaction: The parties expect the transaction to become accretive to earnings within 12 to 18 months after the closing.

•	Synergy Opportunities: Anticipated pre-tax cost savings of more than $125 million annually, beginning in the second full year following the closing, driven primarily by technology, administrative and trading floor-related cost reductions.

•	Operational Efficiencies: Expected customer benefits derived from consolidating trading floor operations into a single facility at CBOT, unifying IT operations and eventually moving CBOT products onto CME Globex®.

•	Strategic Position: Broader platform to grow core business, innovate new products including over-the-counter offerings, and fully develop the pre-existing strategic initiatives and partnerships of both organizations.

The transaction is expected to close by mid-year 2007, pending approvals by regulators, and shareholders of both companies and CBOT members, as well as completion of customary closing conditions.

Lehman Brothers and William Blair are acting as financial advisors to CME and Skadden, Arps, Slate, Meagher & Flom LLP is acting as CME’s legal advisor. JPMorgan is acting as sole financial advisor to CBOT and Mayer, Brown, Rowe & Maw LLP is acting as CBOT’s legal advisor.

Representatives who are serving on the CME transaction committee include: Terry Duffy; Craig Donohue; Phupinder Gill, CME President and Chief Operating officer; and CME Board members Leo Melamed, Chairman Emeritus; and Jack Sandner, retired Chairman. Representatives who are serving on the CBOT transaction committee include: Directors Charlie Carey, Bernard Dan, Joseph Niciforo, Christopher Stewart, and CC Odom II.

“I’m so proud to have been a part of the evolution of this dynamic industry,” said Leo Melamed, CME Chairman Emeritus, “and pleased that today’s announcement further demonstrates the pioneering leadership of our two innovative exchanges.”

“Through this merger, we combine the rich histories and vast experience of two of Chicago’s leading financial institutions,” said Jack Sandner, retired CME Chairman. “Together, we will continue to develop new ways to meet the needs of customers around the world.”

A special transaction committee of the CBOT is being advised by its financial advisor, Lazard Freres & Co., LLC, and is being advised on legal matters by Latham & Watkins LLP.

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The Combined Company

The combined company will be the most extensive and diverse derivatives exchange in the world and will offer the:

•	Highest derivatives volume, with average daily volume approaching 9 million contracts per day and notional value of approximately $4.2 trillion per day based on recent results

•	Leading derivatives clearing facility in the world based on volume

•	Premier marketplace for interest rate trading for the U.S. dollar-denominated yield curve, including CME Eurodollar futures, the most actively traded futures contract, and the CBOT 10-year U.S. Treasury Note futures, the third most actively traded futures product

•	Leading market for equity index derivatives trading, including futures and options on futures on major U.S. equity indexes

•	Leading regulated marketplace for foreign exchange derivatives trading

•	Leading agricultural trading complex consisting of grains and livestock futures contracts; the largest electronically traded agricultural futures complex.

•	Leading technology providing global access to benchmark products in all major asset classes around the clock, around the world on the CME Globex platform

User Benefits

•	Access to distinct products and services as well as innovative new product offerings on an integrated platform

•	Pipeline of new and innovative products and functionality

•	Increased efficiencies through consolidated systems and combined open-auction trading environments

•	Integrated market data services

•	Seamless continuation of current clearing arrangement, which secures existing margin benefits for customers

CME and CBOT will hold an investor call and webcast today at 8:30 a.m. Eastern Time / 7:30 a.m. Central Time to discuss this morning’s announcement. Presentation materials can be accessed through the investor relations section of the CBOT Holdings Web site at http://www.cbot.com and CME’s Web site at http://www.cme.com. To participate in the call, dial 800.659.2032, conference code CBOT Holdings. International callers should dial 617.614.2712. The call will also be simultaneously webcast on CBOT’s Web site at http://www.cbot.com.

A replay of the conference call will be available later today, and through November 17, 2006 and can be accessed by dialing 888.286.8010, conference code 24590429. International callers can access the replay by dialing 617.801.6888. The replay will also be available at www.cme.com and www.cbot.com.

About CME

CME Holdings became the first publicly traded U.S. financial exchange on Dec. 6, 2002. The company was added to the S&P 500® Index on August 10, 2006, and the Russell 1000® Index on July 1, 2003. It is the parent company of Chicago Mercantile Exchange Inc. (http://www.cme.com), the largest and most diverse financial exchange in the world. As an international marketplace, CME brings together buyers and sellers on its CME Globex electronic trading platform and on its trading floors. CME offers futures and options on futures primarily in interest rates, equities, foreign exchange, commodities, energy and alternative investments. The exchange managed $47.2 billion in collateral deposits at June 30, 2006, including $4.6 billion in deposits for non-CME products.

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CME, Chicago Mercantile Exchange Inc. and CME Globex are registered trademarks of CME and other trade names, service marks, trademarks and registered trademarks that are not proprietary to CME are the property of their respective owners, and are used herein under license. Further information about CME and its products are available on the CME Web site at http://www.cme.com.

About CBOT

As one of the leading global derivatives exchanges, CBOT provides a diverse mix of financial, equity and commodity futures and options-on-futures products. Building on its 158-year history, CBOT continues to advance into the future using the strength of deep liquidity, market integrity and member-trader expertise. Using superior trading technology in both electronic and open-auction trading platforms, CBOT provides premier customer service to risk managers and investors worldwide. For more information, visit the CBOT Web site at http://www.cbot.com.

Forward-Looking Statements

This press release may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and result to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms and schedule; the proposed transaction may not be consummated on the proposed terms and schedule; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and Item 1A of CBOT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005. Copies of said 10-Ks are available online at http://www.sec.gov or on request from the applicable company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, CME and CBOT undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this press release.

Important Merger Information

In connection with the proposed merger of CME and CBOT, the parties intend to file relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as

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well as other filings containing information about CME and CBOT without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to Chicago Mercantile Exchange Holdings Inc., Attention: Shareholder Relations, 20 S. Wacker Drive, Chicago, Illinois 60606 , (312) 930-1000 or CBOT Holdings, Inc., Attention: Investor Relations, at 1141 West Jackson, Chicago, Illinois 60604, (312) 435-3500.

CME and CBOT and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CME and CBOT shareholders in respect of the proposed transaction. Information regarding CME and CBOT’s directors and executive officers is available in their respective proxy statements for their 2006 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts:

CME Media Anita Liskey 312.466.4613	CBOT Media Maria C. Gemskie 312.341.3257

Allan Schoenberg 312.930.8189	Investors Deborah Koopman 312.789.8532
Investors John Peschier 312.930.8491 CME-G

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